AMARC CLOSES $16.34 MILLION FINANCING

March 7, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) has completed the $16.34 million private placement financing announced on February 15, 2012. Approximately 17% of the financing is comprised of flow-through shares at a price of $0.50 per share and the remainder is non-flow through units at a price of $0.45. Each non-flow through unit consists of one common share and one half warrant, with each whole warrant exercisable to purchase one additional common share at a price of $0.60 for 18 months from the closing of the financing. Approximately 35.7 million common shares have been issued. A cash fee of up to 6% is payable with respect to a portion of the financing.

Proceeds from the financing will be used to continue to advance exploration of Amarc's properties, including on-going delineation drilling at the Newton gold discovery in south-central British Columbia, and for general corporate and working capital purposes.

Delineation drill results from Newton continue to confirm an extensive and robust gold system over an area that currently measures 900 metres by 600 metres and is open to expansion in several directions. The age and geological characteristics of the gold mineralization at Newton demonstrate striking similarities to the mineralization at New Gold's seven million ounce-plus bulk tonnage deposit at Blackwater located to the north (New Gold news release March 7, 2012).

Amarc Executive Chairman Robert Dickinson said, "Amarc is well-funded to advance delineation drilling at its Newton gold discovery. We are increasingly confident that ongoing drilling at Newton will confirm this deposit as the next major gold discovery in BC's emerging Blackwater-Newton gold belt."

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. Its exploration activities are focused on the Newton gold discovery through a Joint Venture with Newton Gold Corp. (Amarc 80%: Newton Gold Corp. 20%) and its 100% owned Galileo and Hubble properties.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mount Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.